October 3, 2012

VIA EDGAR SUBMISSION AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Russell Mancuso, Branch Chief
Mr. Geoffrey Kruczek, Senior Attorney
Mr. Tom Jones, Staff Attorney

Re:    Caterpillar Inc.
Registration Statement on Form S-4
Filed September 7, 2012
File No. 333-183774

Ladies and Gentlemen:

We are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated September 26, 2012 (the “Comment Letter”) regarding the Registration Statement on Form S-4 filed by Caterpillar Inc. (the “Company”) on September 7, 2012 (File No. 333-183774) (the “Form S-4”). For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter followed by our response thereto.

COMMENT:

The Exchange Offer, page 14

1.
We note that you are registering the exchange of the debentures in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

CATERPILLAR RESPONSE:

In response to the Staff’s comment, attached hereto as Exhibit A is a supplemental letter from the Company addressed to the Staff, which states that the Company is registering the exchange offer in reliance on the Staff’s position contained in the Exxon Capital No-Action Letter, the Morgan Stanley No-Action Letter and the Shearman & Sterling No-Action Letter and includes the representations contained in the Morgan Stanley No-Action Letter and the Shearman & Sterling No-Action Letter.

Thank you for your consideration. If you have any questions or if I can provide you with any other information that will facilitate your continued review of the Form S-4, please do not hesitate to contact me at (309) 636-1518 or Paul Choi at Sidley Austin LLP, counsel to the Company, at (312) 853-2145.

Sincerely,
/s/ Desmond Eppel
Desmond Eppel
Securities Attorney Caterpillar Inc.

cc:    James B. Buda, Executive Vice President,
Law and Public Policy, Caterpillar Inc. (by e-mail)
Paul L. Choi, Sidley Austin LLP (by e-mail)

EXHIBIT A

October 3, 2012

VIA EDGAR SUBMISSION AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Russell Mancuso, Branch Chief
Mr. Geoffrey Kruczek, Senior Attorney
Mr. Tom Jones, Staff Attorney

Re:    Caterpillar Inc.
Registration Statement on Form S-4
Filed September 7, 2012
File No. 333-183774

Ladies and Gentlemen:

Caterpillar Inc., a Delaware corporation (the “Company”) is registering on its Registration Statement on Form S-4 (File No. 333-183774) an offer to exchange (the “Exchange Offer”) the Company’s privately placed 3.803% Debentures due 2042 (CUSIP Nos. 149123 CA7 and U14912 AB2) (the “Restricted Debentures”) for the Company’s 3.803% Debentures due 2042 (CUSIP No. 149123 CB5) (the “Exchange Debentures”) registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the position of the staff of the U.S. Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, the Company hereby represents to the Staff as follows:

(a) Neither the Company nor any of its affiliates have entered into any arrangement or understanding with any person to distribute the Exchange Debentures to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Debentures in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Debentures to be received in the Exchange Offer.

(b) In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Debentures to be acquired in the Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) or interpretive letters of similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with any secondary resale transaction.

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(c) The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act, if the resales are of Exchange Debentures obtained by such holder in exchange for Restricted Debentures acquired by such holder directly from the Company. Neither the Company nor any affiliate of the Company has entered into any arrangement or understanding with any broker-dealer who holds Restricted Debentures for its own account as a result of market-making activities or other trading activities, and who will receive Exchange Debentures in exchange for such Restricted Debentures pursuant to the Exchange Offer, to distribute the Exchange Debentures to be received in the Exchange Offer.

(d) The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Restricted Debentures acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Debentures in exchange for such Restricted Debentures pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling, SEC No-Action Letter (July 2, 1993)) in connection with any resale of such Exchange Debentures.

(e) The Company represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Restricted Debentures acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or any affiliate of the Company to distribute the Exchange Debentures.

(f) The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(i)	A representation that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Debentures; and

(ii)
If the exchange offeree is a broker-dealer holding Restricted Debentures acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Debentures received in respect of such Restricted Debentures pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Sincerely, CATERPILLAR INC.
By:	/s/ James B. Buda
James B. Buda
Executive Vice President, Law and Public Policy

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